Lakrisha Davis & Co.

Statement of Cash Flows
January 1 - June 17, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,480.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	876.00
Affirm Line of Credit	-66.04
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-2,878.64
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:IL Income Tax	-860.68
Payroll Liabilities:IL Unemployment Tax	-266.88
Working Capital	-1,277.43
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,473.67**
Net cash provided by operating activities	**$11,006.80**
FINANCING ACTIVITIES	
Opening Balance Equity	-11,045.93
Owner's Investment	7,350.98
Owner's Pay & Personal Expenses	-18,557.02
Net cash provided by financing activities	**$ -22,251.97**
NET CASH INCREASE FOR PERIOD	**$ -11,245.17**
Cash at beginning of period	20,808.66
CASH AT END OF PERIOD	**$9,563.49**